Exhibit 12.1

CURAGEN CORPORATION AND SUBSIDIARY

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Loss:
Loss before income tax benefit and minority interest in subsidiary loss	$(80,634)	$(95,793)	$(47,968)	$(28,706)	$(25,763)
Add: Fixed charges	10,612	10,909	11,153	10,558	1,637

Total loss	$(70,022)	$(84,884)	$(36,815)	$(18,148)	$(24,126)

Fixed charges:
Interest expense on indebtedness (including amortization of financing costs)	$9,830	$10,176	$10,553	$10,066	$1,192
Estimated interest portion of rental expense	782	733	600	492	445

Total fixed charges	$10,612	$10,909	$11,153	$10,558	$1,637

Ratio of Earnings to Fixed Charges	(6.60)	(7.78)	(3.30)	(1.72)	(14.74)

Deficiency of Earnings Available to Cover Fixed Charges	$(80,634)	$(95,793)	$(47,968)	$(28,706)	$(25,763)